SUTCLIFFE RESOURCES LTD PROPOSES NAME CHANGE AT
FORTHCOMING ANNUAL GENERAL MEETING

April 13, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. (‘SR” or “the Company”) (SR-TSX.V) announces it will be holding its Annual General Meeting at 10A.M. on June 8, 2007 at 888 Dunsmuir Street, Vancouver, B.C.

In 2006 the Company acquired four gold projects in the Irkutsk and Chukotka Oblast regions of Russia (see the Company’s December 21, 2006 news release for details) and has refocused its corporate efforts on exploring these projects (see the Company’s April 5, 2007 news release). As a result the Directors have determined that a company name change is appropriate to more closely identify with its Russian Federation strategic alliances and properties. Accordingly, among other things, the board will be proposing a resolution at the Annual General Meeting to change the Company’s name to Zoloto Resources Ltd. (subject to regulatory approval).

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally manner.

For more information please contact :

Robert Maddigan, Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutcliffe.com
Website: www.sutclifferesources.com